Board of Management

Vedior

02 DEC 11 AM 9:23

AIR MAIL

Office of International Corporation Finance  Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
www.vedior.com
HR. Amsterdam 33292225

02060515

Amsterdam, 3 December 2002

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Amsterdam, The Netherlands

Vedior

# Vedior announces management changes

For immediate release on 3 December 2002

Vedior announces the departure of Frédéric Tiberghien as a member of the Board of Management of Vedior and as Chairman and CEO of VediorBis in France. After having successfully rolled out the new multi-specialist organisation in France, Frédéric has decided to follow other career opportunities.

Vedior is pleased to announce its intention to appoint Philippe Salle as his successor. Philippe joined Vedior in 1999 as Chairman and CEO of Expectra Group in France, which has grown rapidly under his commercial leadership. He previously held senior positions at McKinsey and Accenture. Subject to shareholder approval, Philippe will also join Vedior's Board of Management.

We are also delighted to announce that, subject to shareholder approval, Brian Wilkinson, will join Vedior's Board of Management. Brian originally joined the Group as UK Development Manager in 1999 and has, since May 2002, been Select Commonwealth Zone Manager with responsibility for Vedior operations in the UK, Eire, Australia, New Zealand, Singapore, Hong Kong China and Malaysia. He has 22 years' staffing services industry experience and is a former President of the Recruitment & Employment Confederation, the trade association for the staffing industry in the UK.

Both appointments are subject to approval by shareholders at Vedior's forthcoming Annual General Meeting on 2 May 2003.

In addition to these proposed appointments, Vedior has also taken the opportunity to amend the reporting structure of the Expectra specialist staffing division operating within continental Europe. As announced on 31 October, the Group intends to report its results by major geography and industry sector rather than by operating division from the beginning of 2003. Expectra has, until now, operated as a distinct unit within the Select division and given the imminent changes in financial reporting, such a structure would no longer be appropriate.

Expectra companies in France, the Netherlands, Belgium, Switzerland, Germany, Spain and Belgium will now report directly to relevant members of the Board of Management or other senior managers within their country of operation. It is anticipated that these new reporting lines will be helpful in improving synergies among the Group's brands in each country and the general development of Vedior's business in the underdeveloped specialist staffing markets of continental Europe. All Expectra companies will continue to retain their individual branding as well as the operational autonomy enjoyed by all companies within the Vedior Group.

Tony Martin, Chairman of the Board of Management of Vedior, said, *"Today's announcements are important steps towards putting in place the next generation of senior management as well as laying the foundation for a more effective operational structure within Vedior. It is anticipated that the final stage of this process, to clarify management succession issues, will be completed next year providing the Group with the stability necessary to take advantage of the positive long-term growth prospects within the staffing industry."*

This press release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about performance, prospects, growth, strategies, opportunities and the staffing segments and geographic markets in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "will", "complement" and "continue" and similar expressions or their negative.

The amount required to purchase remaining minority shareholdings in future will depend on future events which are subject to various risks, uncertainties and assumptions. Among the factors that may have a direct bearing on future performance and the amount of the final payment are our ability to capitalise on synergies and reduce costs and our ability to cross-sell services; the ability to attract and retain qualified personnel; the ability to develop new services; conditions in the specialist staffing industry; general economic conditions and other factors.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this press release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this press release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this press release.

**Notes to Editors:**

With annual 2001 sales of € 6,766 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 29 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names. These temporary staffing services accounted for approximately 96% of our sales in 2001.

**For further information, please contact:**


| | |
|---|---|
| Tony Martin, *Chairman* | +31 (0)20 573 5653 |
| Frits Vervoort, *CFO* | +31 (0)20 573 5636 |
| Jelle Miedema, *Company Secretary* | +31 (0)20 573 5609 |